# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Equity Holdings, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 05/28/2026
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,104,701; sole dispositive power 1,104,701; aggregate amount beneficially owned 1,104,701 (29.5% of the class)
  Comment: * Includes 49,450 shares of common stock underlying immediately exercisable warrants ("Warrants") to purchase Star common stock. Excludes certain grants made under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated, specifically 8,918 shares of restricted stock granted on September 15, 2025, 5,703 shares of restricted stock granted on January 15, 2026, 6,504 shares of restricted stock granted on April 15, 2026, and 6,750 restricted stock units granted on January 24, 2025, which vest upon the anniversary of the respective grant dates.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Comment: The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned ("Amendment No. 11"). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 1,104,701 Shares beneficially owned by Mr. Eberwein is approximately $22,058,114, excluding brokerage commissions. In addition to the 1,104,701 Shares, Mr. Eberwein owns 765,077 shares of the Issuer's 10% Series A Cumulative Perpetual Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 3,748,345 Shares, which is inclusive of 3,698,895 shares outstanding as of June 1, 2026 in addition to 49,450 Warrants attributed to the Reporting Person. The total number of Shares outstanding is based on information provided by the Issuer to the Reporting Person.

As of the close of business on June 1, 2026, Mr. Eberwein beneficially owned 1,104,701 Shares.
Percentage: 29.47%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 1,104,701
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,104,701
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Jeff Eberwein's transactions in the Shares in the last 60 days are set forth in Schedule A, attached hereto as Exhibit 99.1, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule A.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (06/01/2026)